UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1 )*

Advanced Emissions Solutions, Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

00770C101

(CUSIP Number)

Richard Campbell-Breeden

Arq Limited
30A Brook Street
London W1K 5DJ
United Kingdom

+44 (0)7974 680841

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 00770C101

1.	Name of Reporting Entity ARQ LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 83,999 shares of Common Stock
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 83,999 shares of Common Stock
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 83,999 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.31% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based upon 26,824,773 shares of the Issuer’s Common Stock outstanding as of February 2, 2023.

Item 1. Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to the Statement of Beneficial Ownership on Schedule 13D filed on February 14, 2023 (the “Statement”) is filed with respect to the common stock, par value $0.001 per share (“Common Stock”), of Advanced Emissions Solutions, Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used herein that are not otherwise defined shall have the respective meanings assigned thereto in the Statement.

Except as modified by the information provided in this Item 1, the information set forth in Item 1 of the Statement, is incorporated by reference herein in response to the disclosure requirements of Item 1 of Schedule 13D.

Item 2. Identity and Background

This Amendment No. 1 is being filed by Arq Limited, a company incorporated under the laws of Jersey (“Arq” or the “Reporting Entity”).

The information set forth in Item 2 of the Statement is incorporated by reference herein in response to the disclosure requirements of Item 2 of Schedule 13D.

(d) Criminal Proceedings: During the previous five (5) years, neither the Reporting Entity, nor, to the knowledge of the Reporting Entity, any director, executive officer or controlling person of the Reporting Entity, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings: During the previous five (5) years, neither the Reporting Entity, nor, to the knowledge of the Reporting Entity, any director, executive officer or controlling person of the Reporting Entity, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Entity or any such individual was or is subject to a judgment, decree or final order enjoining future violations, of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 3 of the Statement is incorporated by reference herein in response to the disclosure requirements of Item 3 of Schedule 13D.

On February 1, 2023, the Issuer entered into a Securities Purchase Agreement with Arq, pursuant to which the Issuer acquired all of the direct and indirect equity interests of Arq’s subsidiaries in exchange for consideration consisting of (i) 3,814,864 shares of Common Stock, and (ii) 5,294,462 shares of Series A Convertible Preferred Stock (“Preferred Stock”), par value $0.001 per share, of the Issuer (together, the “Transaction”).

Following the Transaction, Arq undertook a buyback of its own shares (the “Buyback”) as a means of distributing the Common Stock and Preferred Stock that were the proceeds of the Transaction.

In the Buyback, Arq’s shareholders sold in the aggregate 90% of their ordinary shares in Arq and received in the aggregate 9.78 shares of Common Stock and 11.44 shares of Preferred Stock as consideration for every 1,000 ordinary shares in Arq sold (rounded down to the nearest whole share). After the Buyback, Arq held only 83,999 shares of Common Stock and 930,331 shares of Preferred Stock.

Item 4. Purpose of Transaction

The information set forth in the corresponding paragraph of the Statement with respect to the Reporting Entity is incorporated by reference herein.

The Reporting Entity reserves the right at any time to change its present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the securities of the Issuer purchased by it.

Except as set forth in this Item 4, the Reporting Entity has no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although Arq does not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5. Interest in Securities of the Issuer

All calculations of beneficial ownership percentage in this Amendment No. 1 are made on the basis of 26,824,773 shares of the Issuer’s Common Stock outstanding as of February 2, 2023.

(a) Arq is the beneficial owner of 83,999 shares of Common Stock of the Issuer, constituting 0.31% of the issued and outstanding shares of Common Stock of the Issuer. Arq also holds 930,331 shares of Preferred Stock of the Issuer.

(b) The Reporting Entity possess either sole power or shared power to vote and direct the vote, and sole power or shared power to dispose or to direct the disposition of, the Issuer’s shares of Common Stock described in paragraph (a) above.

(c) Except as described in this Amendment No. 1 and in the Statement, the Reporting Entity has not effected any transactions in the shares of Common Stock of the Issuer.

(d) Not applicable.

(e) The Reporting Entity ceased to be the beneficial owner of more than five percent of shares of Common Stock on March 9, 2023.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 1 of the Statement is incorporated by reference herein in response to the disclosure requirements of Item 6 of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2023

Arq Limited

By:	/s/ Richard Campbell-Breeden
Richard Campbell-Breeden